SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                        Richton International Corporation
                                (Name of Issuer)


                          Common Stock, par value $.10
                         (Title of Class of Securities)


                                    765516109
                                 (CUSIP Number)


                                 August 22, 2001
             (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.   765516109

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Daniel R. Tisch

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
  NUMBER OF         5    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  200,000
  OWNED BY          ------------------------------------------------------------
   EACH             6    SHARED VOTING POWER
 REPORTING
  PERSON            ------------------------------------------------------------
   WITH             7    SOLE DISPOSITIVE POWER

                              200,000
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          200,000

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
     (See Instructions)

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------


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


Item 1(a) Name of Issuer:

     Richton International Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

     767 5th Avenue
     New York, New York 10153

Item 2(a) Name of Person Filing:

     Daniel R. Tisch

Item 2(b) Address of Principal Business Office or, if none, Residence:

     500 Park Avenue
     New York, New York 10021

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, par value $.10

Item 2(e) CUSIP Number:

     765516109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a: N/A

     (a)  [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


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

     (e)  [_]     An     investment      adviser     in     accordance      with
          ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     (a)  Amount beneficially owned: 200,000 shares

     (b)  Percent of class: 6.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 200,000

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 200,000

          (iv)  Shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]. N/A


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


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     The shares reported herein are owned of record by TowerView LLC, of which the reporting person is the sole manager.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


August 27, 2001

                                        ---------------------------------
                                        Daniel R. Tisch


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